LETTERHEAD OF THOMPSON AND KNIGHT LLP

June 22, 2005

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Mail Stop 0408
450 Fifth Street NW
Washington, D.C. 20549

Re:	Petrohawk Energy Corporation
Form S-4
Filed April 28, 2005
File No. 333-124391

Dear Mr. Schwall:

     Thank you for the comment included in your letter dated June 20, 2005. On behalf of Petrohawk Energy Corporation, I have reproduced your comment below, and have included a specific response following the comment.

Form S-4

Summary

1.	We note your response to our prior comment 3 and the revisions made to the joint proxy statement/prospectus. Inform us of how you intend to inform shareholders who do not have access to or who do not wish to access information via the Internet websites referenced in the filing. We may have further comments.

     Response:

     We have reconsidered your comment and have determined that the most effective way to address the informational needs of those who do not have or who do not wish to access the Internet is through the provision of a toll-free phone number that they can call to access current exchange ratio information. Accordingly, we have revised the disclosure on pages 2 and 62 to add this additional informational option. We expect to have the phone number activated and the website information up within the next few days, prior to our mailing of the joint proxy statement/prospectus.

     Please do not hesitate to call with any questions or additional comments regarding the Form S-4 and this letter. I can be reached at (713) 951-5807.

Very truly yours,
/s/ William T. Heller IV
William T. Heller IV

cc:	Mellissa Campbell Duru Division of Corporation Finance